

January 10, 2008

Room 7010

James C. Raabe
Senior Vice President and Chief Financial Officer
Select Comfort Corporation
9800 59th Avenue North
Minneapolis, Minnesota

  Re: Select Comfort Corporation
    Form 10-K for Fiscal Year Ended December 31, 2006
    Definitive Proxy Statement on Schedule 14A filed April 12, 2007
    File No. 000-25121

Dear Mr. Raabe:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Terence O'Brien
       Branch Chief